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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Harold's Stores, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    413353103
                                 (CUSIP Number)

                            Michael M. Stewart, Esq.
                          20 North Broadway, Suite 1800
                          Oklahoma City, Oklahoma 73102
                                 (405) 235-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 6, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box. [ ]

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


CUSIP No. 413353103

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1.                 Names of Reporting Persons: Ronald S. Staffieri
                   I.R.S. Identification Nos. of Above Persons (entities only)

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2.                 Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)
                   (b)

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3.                 SEC Use Only

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4.                 Source of Funds PF
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5.                 Check if Disclosure of Legal Proceedings is Required Pursuant
                   to Items 2(d) or 2(e) [_]

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6.                 Citizenship or Place of Organization:  United States

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                   7. Sole Voting Power 393,033
Number of
Shares             -------------------------------------------------------------
Beneficially       8. Shared Voting Power 0
Owned by
Each               -------------------------------------------------------------
Reporting          9. Sole Dispositive Power 393,033
Person
With               -------------------------------------------------------------
                   10. Shared Dispositive Power 0

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11.                Aggregate Amount Beneficially Owned by Each Reporting Person:
                   393,033

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12.                Check if the Aggregate Amount in Row 11 Excludes Certain
                   Shares (See Instructions)   [_]

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13.                Percent of Class Represented by Amount in Row 11:  5.9%

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14.                Type of Reporting Person (See Instructions): IN

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Schedule 13D                                                   Page 2 of 4 Pages
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ITEM 1.  Security and Issuer

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Harold's Stores, Inc., an Oklahoma corporation (the "Issuer"). The Issuer's principal executive offices are located at 5919 Maple Avenue, Dallas, Texas 75235.

ITEM 2.  IDENTITY AND BACKGROUND

     The name of the person filing this Statement is Ronald S. Staffieri. Mr. Staffieri's business address is 5919 Maple Avenue, Dallas, Texas 75235. Mr. Staffieri's principal occupation is as the Chief Executive Officer of the Issuer, whose principal business address is indicated in Item 1 above. In the last five years, Mr. Staffieri has neither been (a) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) nor (b) subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of having been a party to a civil proceeding of a judicial or administrative body of competent jurisdicition. Mr. Staffieri is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration

     Mr. Staffieri was granted an option to acquire up to 1,965,165 shares of the Issuer's Common Stock on October 6, 2006, in connection with Mr. Staffieri's appointment as the Chief Executive Officer and a director of the Issuer. To the extent Mr. Staffieri exercises this option in whole or in part, it is expected the source of funds for the payment of the option price will be Mr. Staffieri's personal funds.

ITEM 4.  Purpose of Transaction

     As noted above in Item 3, Mr. Staffieri was granted the option in consideration of his agreement to serve as the Chief Executive Officer and a director of the Issuer. Mr. Staffieri does not have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Issuer or disposing of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange; (i) the eligibility of a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated in clauses (a) through (i) above.

Schedule 13D                                                   Page 3 of 4 Pages

ITEM 5.  Interest in Securities of the Issuer

     Pursuant to his currently exercisable right to acquire shares of the Issuer's Common Stock under an option granted to him by the Issuer on October 6, 2006, Mr. Staffieri beneficially owns 393,033 shares of the Issuer's Common Stock, or 5.9% of the Issuer's Common Stock based on 5,223,508 shares of Common Stock outstanding, as reported by the Company in its Quarterly Report on Form 10-Q filed on September 12, 2006, and amended on Form 10-Q/A on September 25, 2006. Mr. Staffieri possesses the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all shares issuable to him upon exercise of the foregoing option.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The option granted to Mr. Staffieri by the Issuer is for a total of 1,965,165 shares of Common Stock. The option has an exercise price of $0.435 per share of Common Stock and becomes first exercisable in five equal tranches of 393,033 shares of Common Stock each. The first tranch was immediately exercisable upon grant of the option. The remaining four tranches become exercisable on October 5, 2007, 2008, 2009 and 2010, respectively. In order to exercise the option in whole or in part, Mr. Staffieri must remain in the continuous employ of the Issuer from October 6, 2006, through the date of exercise of the option, except that the option may be exercised as to its vested portion within three months following Mr. Staffieri's termination of employment (or within twelve months following termination of employment upon Mr. Staffieri's death or disability). The option expires as to any portion unexercised on October 6, 2016.

ITEM 7.  Material to Be Filed as Exhibits

     The following are included as exhibits to this report:

Exhibit A     Harold's Stores, Inc. Stock Option Agreement dated October 6,
---------     2006, by and between the Issuer and Mr. Staffieri

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  October 16, 2006.                             /s/ Ronald S. Staffieri
                                                     ---------------------------
                                                     Ronald S. Staffieri




Schedule 13D                                                   Page 4 of 4 Pages